File No. _________

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________

In the matter of
Parametric Portfolio Associates LLC

800 Fifth Avenue, Suite 2800
Seattle, WA 98104

______________________

APPLICATION FOR AN ORDER PURSUANT TO SECTION 206A OF THE INVESTMENT ADVISERS ACT OF 1940, AS AMENDED, AND RULE 206(4)-5(e) THEREUNDER, EXEMPTING PARAMETRIC PORTFOLIO ASSOCIATES LLC, FROM RULE 206(4)-5(a)(1) UNDER THE INVESTMENT ADVISERS ACT OF 1940
_______________________

Please send all communications to:
Patrick Secor	Tyler Rosen	Sam Rothbloom
Parametric Portfolio	Skadden, Arps, Slate,	Skadden, Arps, Slate,
Associates LLC	Meagher & Flom LLP	Meagher & Flom LLP
One Post Office Square, Floor 20	1440 New York Avenue, NW	1440 New York Avenue, NW
Boston, MA 02109	Washington, DC 20005	Washington, DC 20005

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the matter of PARAMETRIC PORTFOLIO ASSOCIATES LLC	) ) ) ) ) ) ) ) ) ) ) ) )
APPLICATION FOR AN ORDER PURSUANT TO SECTION 206A OF THE INVESTMENT ADVISERS ACT OF 1940, AS AMENDED, AND RULE 206(4)--5(e) THEREUNDER, EXEMPTING PARAMETRIC PORTFOLIO ASSOCIATES LLC FROM RULE 206(4)-5(a)(1) UNDER THE INVESTMENT ADVISERS ACT OF 1940

I.	PRELIMINARY STATEMENT AND INTRODUCTION
Parametric Portfolio Associates LLC (the “Adviser” or the “Applicant”) hereby applies to the Securities and Exchange Commission (the “Commission”) for an order pursuant to Section 206A of the Investment Advisers Act of 1940, as amended (the “Act”), and Rule 206(4)-5(e), exempting the Adviser from the two-year prohibition on compensation imposed by Rule 206(4)-5(a)(1) under the Act for investment advisory services provided to certain government entities following a contribution by a covered associate to a state official of such government entities running for federal office, subject to the representations set forth herein (the “Application”).
Section 206A of the Act authorizes the Commission to “conditionally or unconditionally exempt any person or transaction . . . from any provision or provisions of [the Act] or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act].”
Section 206(4) of the Act prohibits investment advisers from engaging in any act, practice, or course of business which is fraudulent, deceptive, or manipulative and directs the Commission to adopt such rules and regulations, define, and prescribe means reasonably designed to prevent, such acts, practices or courses of business. Under this authority, the Commission adopted Rule 206(4)-5 (the “Rule”), which prohibits a registered investment adviser from providing “investment advisory services for compensation to a government entity within two years after a contribution to an official of the government entity is made by the investment adviser or any covered associate of the investment adviser.”

The term “government entity” is defined in Rule 206(4)-5(f)(5)(i) as including any agency, authority, or instrumentality of the state or political subdivision. The definition of an “official” of such government entity in Rule 206(4)-5(f)(6)(ii) includes any candidate for an elective office with authority to appoint a person directly or indirectly able to influence the outcome of the government entity’s hiring of an investment adviser. The “covered associates” of an investment adviser are defined in Rule 206(4)-5(f)(2)(i) and (ii) as including its managing member, executive officer or other individuals with similar status or function as well as any employee who solicits a government entity on behalf of the investment adviser and any person who supervises, directly or indirectly, such employee. Rule 206(4)-5(c) specifies that, when a government entity invests in a covered investment pool, the investment adviser to that covered investment pool will be treated as providing advisory services directly to the government entity. “Covered investment pool” is defined in Rule 206(4)-5(f)(3) to include, among other things, an investment company registered under the Investment Company Act of 1940 (“RIC”), as amended (the “1940 Act”), that is an investment option of a plan or program of a government entity (e.g., “403(b)” and (457) retirement plans), and any company that would be an investment company under Section 3(a) of the 1940 Act, but for the exclusion provided from that definition by Sections 3(c)(1), 3(c)(7), or 3(c)(11) of the 1940 Act (collectively, “Private Funds”).
Rule 206(4)-5(b) provides exceptions from the two-year prohibition under Rule 206(4)-5(a)(1) with respect to contributions that do not exceed a de minimis threshold, were made by a person more than six months before becoming a covered associate, unless such person, after becoming a covered associate, solicits clients on behalf of the investment adviser, or were discovered by the adviser and returned by the official within a specified period and subject to certain other conditions. Should no exception be available, Rule 206(4)-5(e) permits an investment adviser to apply for, and the Commission to conditionally or unconditionally grant, an exemption from the Rule 206(4)-5(a)(1) prohibition on compensation.
In determining whether to grant an exemption, the Rule contemplates that the Commission will consider, among other things, (i) whether the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act; (ii) whether the investment adviser, (A) before the contribution resulting in the prohibition was made, adopted and implemented policies and procedures reasonably designed to prevent violations of the Rule; (B) prior to or at the time the contribution which resulted in such prohibition was made, had no actual knowledge of the contribution; and (C) after learning of the contribution, (1) has taken all available steps to cause the contributor involved in making the contribution which resulted in such prohibition to obtain a return of the contribution; and (2) has taken such other remedial or preventive measures as may be appropriate under the circumstances; (iii) whether, at the time of the contribution, the contributor was a covered associate or otherwise an employee of the investment adviser, or was seeking such employment; (iv) the timing and amount of the contribution which resulted in the prohibition; (v) the nature of the election (e.g., federal, state or local); and (vi) the contributor’s apparent intent or motive in making the contribution that resulted in the prohibition, as evidenced by the facts and circumstances surrounding such contribution.
Based on these considerations and the facts described in this Application, the Applicant respectfully submits that the relief requested herein is necessary and appropriate in the public interest and is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly, the Applicant requests an order exempting it to the extent described herein from the prohibition under Rule 206(4)--5(a)(1) to permit it to receive compensation for investment advisory services provided to the government entities described below within the two-year period following the contribution identified herein to an official of such government entities by a covered associate of the Applicant.
II.	STATEMENT OF FACTS
A.	The Applicant
The Applicant, Parametric Portfolio Associates LLC, is a Delaware limited liability company registered with the Commission as an investment adviser under the Act. The Applicant provides, among other things, discretionary and non-discretionary investment advisory and sub-advisory services to a wide variety of investors, including, but not limited to, covered investment pools, certain retail separately managed accounts under sub-advisory agreements with financial intermediaries, and certain government entities. It had aggregate regulatory assets under management of approximately $608 billion, as of June 30, 2025.

B.	The Government Entities
The board of regents of a state university (“Client A”) and a reinsurance fund established by statute (“Client B”), both located in Minnesota, have separately managed accounts to which the Adviser provides investment advisory services. Such government entities are “government entities” as defined in Rule 206(4)-5(f)(5)(i), and, throughout this Application are referred to collectively as the “Clients.”
C.	The Contributor
The individual who made the campaign contribution that triggered the compensation ban (the “Contribution”) is Paul Bouchey (the “Contributor”). The Contributor was, at the time of the Contribution, the Adviser’s Global Head of Investment Research, a position he had held since November 2019. In that role, he led the Adviser’s investment research group and reported to the Adviser’s Chief Investment Officer and Co-President. Recently, as part of a longstanding transition plan, the Contributor moved out of a management role within the Adviser’s research department. He does not, and did not in his prior role, participate in setting firm policies for the Adviser or head a principal business unit, division, or function, so the Applicant does not view him as an executive officer, as defined in Rule 206(4)-5(f)(4). However, although his role is not primarily to solicit business for the Adviser, he, and employees he previously supervised as part of his prior role, participated in client and prospect meetings as subject-matter experts and periodically met with prospective and existing government entity clients for the purpose of obtaining or retaining business. Thus, the Contributor is, and was at the time of the Contribution, a covered associate under Rule 206(4)-5(f)(2)(ii).1 Based on a discussion with the Contributor and a review of the Adviser’s records, neither the Contributor nor his team has solicited Minnesota government entities for investment advisory business since at least 2022.
The Contributor is politically active and has a history of supporting campaigns and causes aligned with his ideological views. He has contributed to presidential candidates in four of the last five presidential elections and in 2020 also contributed to other committees at the federal level.

[1]
The Contributor no longer supervises any employees who solicit investment advisory services business for the Adviser. However, the Contributor remains a covered associate due to his limited solicitation activities.

The Contributor has not made any political contributions at the state or local level or, other than this Contribution, to a state or local official running for federal office, since at least 2022.
D.	The Official
The official is Tim Walz (the “Official”), the Governor of Minnesota, and was at the time of the Contribution, a candidate for Vice President of the United States. The Contribution was made to the Harris Victory Fund (the “Recipient”), a joint fundraising committee, and subsequently allocated to Harris for President, the principal campaign committee of Kamala Harris and the Official for their campaign for the Presidency and Vice Presidency. Although this was a federal contribution and although then-Vice President Harris led the ticket, the Contribution was subject to the Rule, as the Official is an “official” of the Clients under Rule 206(4)-5(f)(6)(ii). An officeholder qualifies as an “official” under Rule 206(4)-5(f)(6)(ii) if they have the authority to appoint any person who is directly or indirectly responsible for, or can influence the outcome of, the hiring of an investment adviser by a government entity. The Official has such authority with respect to both Client A and Client B, though in both cases the authority is limited. As for Client A, the Minnesota legislature generally appoints members of its board of regents; however, the Governor can fill a vacancy. At the time of the Contribution, two of the 12 members of Client A’s board had originally been appointed by the Governor (though one was subsequently elected by the legislature). As for Client B, which has a 13-member board, the Commissioner of Management and Budget, who is a Cabinet Secretary appointed by the Governor, serves ex officio on the board or can select a designee to serve in his or her stead. At the time of the Contribution, a designee of the Commissioner was serving on the board. The Governor does not otherwise have authority to influence the investment advisory decisions of the Clients.
E.	The Contribution
On August 7, 2024, the Contributor went online and contributed $2,000 to the Recipient, which, as noted above, was subsequently allocated by the Recipient to Harris for President. The Contributor contributed in response to a mass fundraising solicitation from the Harris campaign. He did not attend any campaign events and did not have any contact with Vice President Harris, the Official, or their campaign staff. The Contribution was not motivated by any desire to influence the award of investment advisory business. Rather, the Contribution was motivated by a desire of the Contributor to support, as he had done in prior election cycles, a presidential candidate aligned with his political views. Nevertheless, the Contribution resulted in the two-year compensation ban pursuant to the Rule.
The Contributor did not make, solicit or coordinate any other contributions to or for the Official. In addition, the Contributor has confirmed that there was no intention to seek, and no action was taken either by the Contributor or the Applicant to obtain, any direct or indirect influence from the Official or any other person.
Although the Adviser requires all employees to pre-clear all political contributions (including to federal candidates) with the Adviser’s compliance department2 (“Compliance”), the Contributor failed to receive approval from Compliance before making the Contribution. Rather, he requested Compliance approval to make the Contribution at approximately the same time he made the Contribution, which was after business hours on the night of August 7. On the same day, the Contributor completed two compliance trainings – one covering financial crimes compliance and the other covering general investment advisor compliance topics – each of which contained information about the Rule and the Adviser’s pre-clearance policy. After the Contributor requested approval to contribute $2,000, Compliance informed him the following morning that he was only permitted to contribute up to the $350 de minimis limit under the Rule. In response, the Contributor indicated he would comply with the $350 limit but did not inform Compliance that he had already contributed in excess of that limit. Thus, at that time, the Adviser did not know the full amount of the Contribution, nor did any employees of the Adviser (other than the Contributor). However, due to the Adviser’s monthly monitoring program, the Advisor discovered the full amount of the Contribution in October 2024 after it was publicly reported by the Harris campaign in late September 2024.
F.	The Clients’ Investments with the Adviser
Client A’s advisory relationship with the Adviser dates back to 2000, while Client B’s advisory relationship with the Adviser dates back to 1999, which, in both cases, significantly predate the Official becoming a covered official. Although the nature of the Clients’ mandates with the Adviser means the amount of the assets under management routinely fluctuates, the

[2]
References to the Adviser’s compliance department and its policies and procedures include teams and policies and procedures maintained by the Adviser’s parent organization which are applicable to the Adviser.

activity in the Clients’ respective accounts since the date of the Contribution is consistent with historical account activities. As described below, the Adviser has notified both Clients of the two-year contribution ban and will not charge them for advisory services rendered for the two-year period, absent exemptive relief from the Commission. The Contributor has no role with respect to either Client. The Contributor has no recollection of ever soliciting any representative of the Clients regarding investment advisory business, and after a review of its records from the past five years, the Adviser has found no indication of the Contributor, or the employees he supervised at the time of the Contribution, having had any such contact during that time period.
G.	The Adviser’s Discovery of the Contribution and Response
Pursuant to the Adviser’s Policy on U.S. Political Contribution and Activities (the “Policy”), which goes above and beyond what is required by the Rule, the Adviser conducts oversight activities, including a monitoring program. For many years, the Adviser has engaged vendors to search, on a monthly basis, federal, state, and local campaign finance databases for contributions made by employees that were reported in the prior month. During one such periodic search in October 2024, the vendor discovered the Contribution, which was publicly reported by the Harris campaign in late September 2024.
Compliance confirmed with the Contributor that he in fact had contributed $2,000 to the Recipient. The Adviser directed the Contributor to seek a full refund, which the Contributor requested in November 2024 and received in December 2024.
As noted, the Adviser has notified both Clients about the Contribution and the two-year compensation ban. The Adviser has returned to both Clients any compensation received for investment advisory services provided since the date of the Contribution. The Adviser also notified both Clients that it will not charge them for advisory services rendered for two years following the date of the Contribution, absent exemptive relief from the Commission. The Adviser noted that, as an alternative, the compensation could be placed in escrow pending resolution of this Application; however, both Clients expressed a preference to reserve their fees.
The Adviser also took steps to limit the Contributor’s contact with any representative of either Client for the duration of the two-year period beginning August 7, 2024, including informing the Contributor that he could not have any contact with any representative of either Client regarding the Adviser’s investment advisory business.

The Adviser also conducted a review of the Contributor’s conduct and took formal disciplinary action, including with respect to the Contributor’s compensation.
H.	The Adviser’s Pay-to-Play Policies and Procedures
The Adviser’s Policy, which was adopted and implemented well before the Contribution was made, is more restrictive than what is contemplated by the Rule. Employees are required to pre-clear with Compliance all federal, state, or local contributions they make or solicit. There is no de minimis exception from pre-clearance for small-dollar contributions. The Policy covers all employees of the Adviser; it is not limited to the Adviser’s managing members, executive officers and other “covered associates” under the Rule.
The Adviser requires that all employees on an annual basis certify to their compliance with the Policy. The Contributor certified to his compliance with this and other company policies twice in 2024, first in April and then again in October. The Adviser also requires all employees to complete an annual compliance training that covers this Policy and offers supplemental targeted compliance trainings to certain business units, which cover this Policy as well. The Contributor completed three trainings that covered this Policy in 2024. On August 7, the day he made the Contribution, he completed the annual global financial crimes training and the annual investment management training, both of which expressly stated that the Policy’s pre-clearance requirement covers all U.S. political contributions. Then on September 25, he completed a supplemental investment adviser compliance training, which included a section on political contributions that expressly stated that the Rule covers contributions to the Harris campaign following her selection of the Official as her running mate, given the Official’s state position.
The Adviser also periodically sends email reminders to employees about the pre-clearance requirement, including firmwide reminders in presidential election years. The Adviser sent two such firmwide reminders about the pre-clearance requirement in 2024, one on February 6 and one on August 9. Both firmwide notices highlighted the requirement to pre-clear “all U.S. political contributions – including contributions to candidates running for President and Vice President of the United States.” The Adviser also sent on August 9 a separate Presidential Election Update email notice to certain employees designated under the Adviser’s Policy, including, but not limited, to the Adviser’s covered associates, such as the Contributor, which stated that contributions to the Harris campaign are covered under the Rule following her selection of the Official as her running mate and which noted potential impacts to the Adviser’s ability to do business with the State of Minnesota if contributions above permissible amounts were made. The Adviser also sends quarterly email reminders about the pre-clearance requirement to restricted persons, which state that the pre-clearance requirement covers “all U.S. political contributions” (emphasis in original).
Additionally, the Adviser engages a vendor to conduct monthly monitoring (i.e., searches of federal, state, and local campaign finance databases). Compliance then compares any contributions made by employees identified through this monitoring against pre-clearance requests to confirm employees’ compliance with the Policy and applicable regulatory rules. Indeed, it was this monitoring that identified the Contribution on the public record. The Policy also notes that violations may result in a range of disciplinary actions.
III.	STANDARD FOR GRANTING AN EXEMPTION
In determining whether to grant an exemption, Rule 206(4)-5(e) requires that the Commission will consider, among other things, (i) whether the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act; (ii) whether the investment adviser, (A) before the contribution resulting in the prohibition was made, adopted and implemented policies and procedures reasonably designed to prevent violations of the Rule; (B) prior to or at the time the contribution which resulted in such prohibition was made, had no actual knowledge of the contribution; and (C) after learning of the contribution, (1) has taken all available steps to cause the contributor involved in making the contribution which resulted in such prohibition to obtain a return of the contribution; and (2) has taken such other remedial or preventive measures as may be appropriate under the circumstances; (iii) whether, at the time of the contribution, the contributor was a covered associate or otherwise an employee of the investment adviser, or was seeking such employment; (iv) the timing and amount of the contribution which resulted in the prohibition; (v) the nature of the election (e.g., federal, state or local); and (vi) the contributor’s apparent intent or motive in making the contribution which resulted in the prohibition, as evidenced by the facts and circumstances surrounding such contribution. Each of these factors weighs in favor of granting the relief requested in this Application.

IV.	STATEMENT IN SUPPORT OF EXEMPTIVE RELIEF
The Applicant submits that an exemption from the two-year prohibition on compensation is necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. The Clients determined to invest with the Applicant and established an advisory relationship on an arm’s length basis free from any improper influence as a result of the Contribution. In support of that conclusion, the Applicant notes that the advisory relationships with the Clients and their initial investments predate the Contribution by more than two decades, and since the Contribution, activities in the respective accounts the Adviser manages for the Clients are consistent with historical account activities.
Given the nature of the Contribution, and the lack of any evidence that the Adviser or the Contributor intended to, or actually did, interfere with the Clients’ merit-based process for the selection or retention of advisory services, the Clients’ interests are best served by allowing the Adviser and its Clients to continue their relationships uninterrupted. Causing the Adviser to serve without compensation for a two-year period would result in a financial loss that is approximately 250 times the amount of the Contribution. The policy underlying the Rule is served by ensuring that no improper influence is exercised over investment decisions by government entities as a result of campaign contributions and not by withholding compensation as a result of unintentional violations.
The other factors set forth under Rule 206(4)-5(e) for the Commission to consider similarly weigh in favor of granting an exemption to avoid consequences disproportionate to the violation.
Policies and Procedures before the Contribution. The Adviser adopted and implemented the Policy, which is fully compliant with and more rigorous than, the Rule’s requirements, well before the date of the Contribution. The Adviser’s Policy, as well as its compliance trainings and pre-clearance reminders, clearly state that all U.S. political contributions require prior written approval from Compliance. While the Contributor submitted a request for Compliance approval of the Contribution, the Adviser was not aware of the full dollar amount contributed until the Contribution was discovered through its monthly compliance monitoring.
Actual Knowledge of the Contribution. Although it may be argued that the activity of one of the firm’s covered associates is imputed to the Adviser as a matter of law, we believe that the facts weigh against such an imputation. The Contributor acted as an individual when contributing to the Recipient. While the Contributor submitted a request for Compliance approval of the

Contribution, he failed to wait for such approval before making the Contribution. When told by Compliance that he may only contribute up to the $350 de minimis limit under the Rule, he failed to disclose that he already had contributed in excess of that amount. At no time did any employees of the Adviser or its affiliates, other than the Contributor, know of the full dollar amount of the Contribution until it was discovered on the public record through the Advisor’s monitoring program. Moreover, the Contributor did not discuss the Contribution prior to making it with the Adviser or any of the Adviser’s covered associates.
Adviser’s Response After the Contribution. After learning of the Contribution, the Adviser caused the Contributor to obtain a full refund of the Contribution as described in more detail above. The Adviser reimbursed the Clients any fees received for services provided after the Contribution and ceased invoicing the Clients. The Adviser will not charge them for advisory services rendered for two years following the date of the Contribution, absent exemptive relief from the Commission. The Adviser also has investigated the Contributor’s conduct and took formal disciplinary action, including with respect to the Contributor’s compensation.
Status of the Contributor. The Contributor is, in his current position – and was, in the position that he held at the time of the Contribution – a covered associate of the Adviser. However, as described above, the Adviser does not, and did not at the time of the Contribution, view the Contributor as an executive officer, as defined in Rule 206(4)-5(f)(4). Moreover, although the Contributor – and the employees he supervised in his prior position – periodically participated in client and prospect meetings, their job responsibilities were primarily related to investment research. In addition, neither the Contributor nor the Adviser are aware of any solicitation activities by the Contributor to the Clients. After the Contribution was identified as covered under the Rule, the Adviser restricted the Contributor from communicating with the Clients for a two-year period following the date of the Contribution.
Timing and Amount of the Contribution. Client A and Client B’s advisory relationships with the Adviser date back to 2000 and 1999, respectively, and since the Contribution, activities in the respective accounts the Adviser manages for the Clients are consistent with historical account activities. All investment transactions with the Clients were done on an arms’ length basis, and the Contributor and the Applicant took no action to obtain any direct or indirect influence from the Official. The $2,000 contribution was made in the heat of a highly competitive presidential election in which the Harris campaign raised more than $1 billion.

Nature of the Election and Other Facts and Circumstances. The nature of the election and other facts and circumstances indicate that the Contributor’s apparent intent in making the Contribution was not to influence the selection or retention of the Adviser. The 2024 presidential race generated a tremendous amount of interest throughout the country. The Contributor made this Contribution to support a presidential candidate aligned with his political views, which is consistent with contributions he made to prior presidential candidates. The Contributor never spoke with the Official or the Harris campaign and did not discuss the Contribution with either Client.
Given the difficulty of proving a quid pro quo arrangement, the Applicant understands that adoption of a regulatory regime with a default of strict liability, like the Rule, is necessary. However, it appreciates the availability of exemptive relief at the Commission’s discretion where imposition of the two-year prohibition on compensation does not achieve the Rule’s purposes or would result in consequences disproportionate to the mistake that was made. The Applicant respectfully submits that such is the case with the Contribution. Neither the Adviser nor the Contributor sought to interfere with each Client’s merit-based selection process for advisory services, nor did they seek to negotiate higher fees or greater ancillary benefits than would be achieved in arms’ length transactions. In connection with the Contribution, the Adviser did not engage in any act, practice, or course of business which is fraudulent, deceptive, or manipulative, in particular given the absence of any communication or interaction with the candidate or the Clients about the Contribution. The Applicant has no reason to believe the Contribution undermined the integrity of the market for advisory services or resulted in a violation of the public trust in the process for awarding contracts.
V.	PRECEDENT
The Applicant notes that the Commission granted an exemption similar to that requested from Rule 206(4)-5(a)(1) pursuant to Section 206A of Act and Rule 206(4)-5(e) in Davidson Kempner Capital Management LLC, Investment Advisers Act Release Nos. lA-3693 (October 17, 2013) (notice) and IA-3715 (November 13, 2013) (order) (the “Davidson Kempner Application”). The Commission also granted an exemption to Apollo Management, LP, Investment Advisers Release Nos IA-5068 (November 28, 2018)(notice) and IA-5102 (January 28, 2019)(order) (the “Apollo Application”), among others. The facts and representations made in this Application are, in many respects, similar to the applications the Commission has previously granted, in particular the Davidson Kempner Application and the Apollo Application.3 However, the Applicant believes that there are also key differences between this Application and the Davidson Kempner and Apollo Applications that further weigh in favor of granting the exemption requested herein.
Status of the Contributor. In the Davidson Kempner Application, the contributor had made substantive presentations regarding investment strategy to representatives of the relevant clients after making the contribution. In the Apollo Application, the contributor also had substantive conversations with a client about investments after making the contribution. By contrast, the Contributor in this Application has not had any contact with either Client. Additionally, none of the employees the Contributor supervised at the time of the Contribution had any contacts with

[3]
In addition to the Davidson Kempner Application and Apollo Application, the Commission also granted an exemption to Ares Real Estate Management Holdings, LLC, Investment Advisers Act Release Nos. IA-3957 (October 22, 2014) (notice) and IA-3969 (November 18, 2014) (order) (the “Ares Application”), Crestview Advisers, LLC, Investment Advisers Act Release Nos. IA-3987 (December 19, 2014) (notice) and IA-3997 (January 14, 2015) (order) (the “Crestview Application”), T. Rowe Price, Investment Advisers Act Release Nos. IA-4046 (March 12, 2015) (notice) and IA-4058 (April 8, 2015) (order) (the “T. Rowe Application”), Crescent Capital Group, LP, Investment Advisers Release Nos. IA-4140 (July 14, 2015) (notice) and IA-4172 (August 14, 2015) (order) (the “Crescent Application”), Starwood Capital Group Management, LLC, Investment Advisers Act Release Nos. IA-4182 (August 26, 2015) (notice) and IA-4203 (September 22, 2015) (order) (the “Starwood Application”), and Fidelity Management & Research Company and FMR Co., Inc., Investment Advisers Release Nos. IA-4220 (October 8, 2015)(notice) and IA-4254 (November 3, 2015)(order) (the “FMR Application”), Brookfield Asset Management Private Institutional Capital Adviser US, LLC et al., Investment Advisers Act Release Nos. IA-4337 (February 22, 2016)(notice) and IA-4355 (March 21, 2016)(order) (the “Brookfield Application”), Angelo, Gordon & Co., LP, Investment Advisers Release Nos. IA-4418 (June 10, 2016)(notice) and IA-4444 (July 6, 2016)(order) (the “Angelo Gordon Application”), Brown Advisory LLC, Investment Advisers Act Release Nos. IA-4605 (January 10, 2017)(notice) and IA-4642 (February 7, 2017)(order) (the “Brown Application”), Stephens Inc., Investment Advisers Release Nos. IA-4797 (October 18, 2017)(notice) and IA-4810 (November 14, 2017)(order) (the “Stephens Application”), PNC Capital Advisors, LLC, Investment Advisers Act Release Nos. IA-4825 (December 8, 2017)(notice) and IA-4838 (January 3, 2018)(order) (“PNC Capital Advisors Application”), BlackRock Advisers, LLC et al., Investment Advisers Release Nos. IA-4912 (May 11, 2018)(notice) and IA-4937 (June 6, 2018)(order) (the “BlackRock Application”), Generation Investment Management US LLP and Generation Investment Management LLP, Investment Advisers Release Nos. IA-5213 (March 26, 2019)(notice) and IA-5227 (April 23, 2019)(order) (the “Generation Application”), D. B. Fitzpatrick & Co., Inc., Investment Advisers Release Nos. IA-5475 (April 9, 2020)(notice) and IA-5496 (May 5, 2020)(order) (the “D.B. Fitzpatrick Application”), Calmwater Asset Management, LLC, Investment Advisers Release Nos. 6221 (January 19, 2023) (notice) and IA-6238 (February 14, 2023) (order) (the “Calmwater Application”), AEW Capital Management, L.P., Investment Advisers Release Nos. IA-6224 (January 24, 2023) (notice) and IA-6245 (February 22, 2023) (order) (the “AEW Application”), and JP Morgan Investment Management Inc., Investment Advisers Release Nos. IA-6244 (February 16, 2023) (notice) and IA-6261 (March 14, 2023) (order) (the “JP Morgan Application”).

either Client for the past five years, based on a review of the Adviser’s records during that time period.
Nature of the Election and Other Facts and Circumstances. In the Davidson Kempner Application, the recipient of the contribution was, at the time of the contribution, the Ohio State Treasurer and a candidate for federal office. Likewise, in the Apollo Application, the recipient of the contribution was, at the time of the contribution, the Governor of Ohio and a candidate for federal office. Both the Ohio Treasurer and the Ohio Governor had authority, under the normal appointment process, to appoint a member to the governing boards of the applicants’ clients. Here, the Official, at the time of the contribution, was the Governor of Minnesota and also a candidate for federal office. However, his appointment authority is more attenuated with respect to both Clients. Specifically, he only can fill vacancies on Client A’s board, while he does not directly appoint anyone to Client B’s board – rather, one of his Cabinet secretaries either serves ex officio or selects a designee to serve in their stead.
Interactions with the Official. In the Davidson Kempner Application, the contributor’s contact with the Ohio State Treasurer concerning campaign contributions included a lunch meeting, a brief exchange of e-mails later that same afternoon, and possibly a subsequent phone call confirming the contributor’s intent to contribute. By contrast, the Contributor in this Application, like the Contributor in the Apollo Application, never had a conversation with the Official or the Official’s campaign staff.
Client Investments after the Contribution. In the Davidson Kempner Application and the Apollo Application, the clients invested in the applicants’ funds after the contributions triggering the two-year compensation ban were made. By comparison, the Clients have longstanding advisory relationships with the Applicant that predate the Contribution by more than two decades, and since the Contribution, activities in the respective accounts the Adviser manages for the Clients are not inconsistent with historical account activities.
Knowledge of the Contribution. In the Davidson Kempner Application, the contributor informed the applicant’s executive managing member of his interest in and intention to meet with the Ohio State Treasurer. By contrast, the Contributor in this Application did not inform the Applicant of the Contribution until after the fact and never disclosed the full dollar amount of the Contribution. Moreover, none of the Applicant’s officers or employees, other than the Contributor, had any knowledge that the Contribution exceeded the de minimis limit until the Applicant’s

Compliance Department discovered the Contribution on the public record. The facts in this Application are more similar to those in the Apollo application, where the employee never disclosed the contribution to the Adviser’s compliance department.
The Applicant believes that the same policies and considerations that led the Commission to grant relief in the Davidson Kempner and Apollo Applications are present here. As in those instances, the imposition of the Rule would result in consequences vastly disproportionate to the amount of the contribution. Moreover, the differences between this Application and the Davidson Kempner and Apollo Applications weigh even further in favor of granting the relief requested herein.
VI.	REQUEST FOR ORDER
The Applicant seeks an order pursuant to Section 206A of the Act, and Rule 206(4)-5(e) thereunder, exempting it, to the extent described herein, from the two-year prohibition on compensation required by Rule 206(4)-5(a)(1) under the Act, to permit the Applicant to receive compensation for investment advisory services provided to the Clients within the two-year period following the Contribution identified herein to an official of such government entities by a covered associate of the Applicant.
Conditions. The Adviser agrees that any order of the Commission granting the requested relief will be subject to the following conditions:
(1) The Contributor will be prohibited from discussing any business of the Adviser with any “government entity” client or prospective client for which the Official is an “official” as defined in Rule 206(4)-5(f)(6), until August 7, 2026.
(2) The Contributor will receive written notification of this condition and will provide a quarterly certification of compliance until August 7, 2026. Copies of the certifications will be maintained and preserved in an easily accessible place for a period of not less than five years, the first two years in an appropriate office of the Adviser, and be available for inspection by the staff of the Commission.
(3) The Adviser will conduct testing reasonably designed to prevent violations of the Conditions of this Order and maintain records regarding such testing, which will be maintained and preserved in an easily accessible place for a period of not less than five years, the first two years in an appropriate office of the Adviser, and be available for inspection by the staff of the Commission.
VII.	CONCLUSION
For the foregoing reasons, the Applicant submits that the proposed exemptive relief, conducted subject to the representations set forth above, would be fair and reasonable, would not involve overreaching, and would be consistent with the general purposes of the Act.
VIII.	PROCEDURAL MATTERS
On the basis of the foregoing, the Applicant submits that all the requirements contained in Rule 0-4 under the Act relating to the signing and filing of this Application have been complied with and that the Applicant, which has signed and filed this Application, is fully authorized to do so.

The Applicant requests that the Commission issue an order without a hearing pursuant to Rule 0-5 under the Act.
Dated: September 26, 2025

Respectfully submitted,
Parametric Portfolio Associates LLC

By:	/s/ Patrick Secor
Patrick Secor
Assistant Secretary
Parametric Portfolio Associates LLC

Exhibit Index
Exhibit A: Authorization of Parametric Portfolio Associates LLC	Exhibit A-1

Exhibit B: Verification of Parametric Portfolio Associates LLC	Exhibit B-1

Exhibit A

Authorization

All requirements of the certificate of formation and the Seventh Amended and Restated Operating Agreement of Parametric Portfolio Associates LLC ("Parametric") have been complied with in connection with the execution and filing of this Application. Parametric represents that the undersigned individual is authorized to file this Application pursuant to resolutions duly adopted by the Co-President of Parametric, which resolutions are in full force and effect as of the date hereof.

Parametric Portfolio Associates LLC

BY:	/s/ Patrick Secor
By: Patrick Secor
Assistant Secretary

Exhibit A-1

Exhibit B

Verification:
The undersigned states that he has duly executed the attached Application dated September 26, 2025 for and on behalf of Parametric Portfolio Associates LLC; that he is an Assistant Secretary of such company; and that all action by the company, its member, officers, and other bodies necessary to authorize the undersigned to execute and file such Application has been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.
/s/ Patrick Secor
Patrick Secor, Assistant Secretary

Exhibit B-1